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CUSIP NO. 500634100                     13D                          PAGE 1 of 7
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               The Korea Fund, Inc
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    500634100
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 8, 2004
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               (Page 1 of 7 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 2 of 7
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                4,250,282
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 4,250,282
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,250,282
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.51%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 7 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 3 of 7
-------------------                                                  -----------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                4,222,262
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 4,222,262
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,222,262
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.44%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
============ ===================================================================

                               (Page 3 of 7 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 4 of 7
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This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on February 17, 2004 (the "Original Schedule 13D"), with Amendment
No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 1, 2004 ("Amendment No. 1") and with Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on May 5, 2004 ("Amendment No. 2" and, together with Amendment No. 1, the "Amendments") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The
Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 3 amends Items 2, 4, 5 and 7 of the Original Schedule 13D as amended by the Amendments. All other information in the Original Schedule 13D and the Amendments remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          Item 2 is hereby amended to reflect the change in the name of "Global Emerging Markets Country Fund" to "Emerging Markets Country Fund." Accordingly, the name "Global Emerging Markets Country Fund" contained in the third sentence of the third full paragraph is hereby deleted in its entirety and replaced with the name "Emerging Markets Country Fund."

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 is hereby amended by adding the following:

          On July 8, 2004, CLIM directed the record owner of GEM's shares, Mellon Trust of Delaware NA TTEE, Emerging Markets Country Fund, to send a letter (the "Nomination Letter") to the Fund so that each of Julian Reid and Chris Russell could be nominated for election as a Class I Director at the Fund's 2004 Annual Meeting of Stockholders. As disclosed in the Nomination Letter, Julian Reid is the Chief Executive Officer of 3a Asset Management Limited and the President and the Chairman of the Board of Directors of the Saffron Fund, Inc.; and Mr. Russell is a consultant of Gavekal Research. The foregoing description of the Nomination Letter is not intended to be complete and is qualified in its entirety by the complete text of the Nomination Letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Fund, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Fund or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


                               (Page 4 of 7 Pages)
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CUSIP NO. 500634100                     13D                          PAGE 5 of 7
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          Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
          Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

          (a) and (b). As of June 30, 2004, EWF, GEM, IEM, GFM, FREE, the Accounts and Global owned directly 119,786, 1,127,447, 1,105,727, 109,686, 316,494, 1,443,122 and 28,020 Shares, respectively, representing approximately 0.27%, 2.52%, 2.47%, 0.25%, 0.71%, 3.23%
          and 0.06%, respectively, of the 44.7 million Shares outstanding as of February 27, 2004, as implied in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on February 27, 2004.

          As of June 30, 2004, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 4,250,282 Shares owned directly by the City of London Funds and the Accounts, representing approximately 9.51% of the 44.7 million Shares outstanding as of February 27, 2004, as implied in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on February 27, 2004.

          As of June 30, 2004, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 4,222,262 Shares owned directly by the City of London Funds and the Accounts, representing approximately 9.44% of the 44.7 million Shares outstanding as of February 27, 2004, as implied in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on February 27, 2004.

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex A to this Amendment No. 3.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

          Item 7 is hereby amended by adding the following:

          Exhibit A. Letter, dated July 8, 2004, from Mellon Trust of Delaware NA TTEE, Emerging Markets Country Fund to The Korea Fund, Inc.

                               (Page 5 of 7 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 6 of 7
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 8, 2004


                            CITY OF LONDON INVESTMENT GROUP PLC

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director



                            CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director
























                               (Page 6 of 7 Pages)

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CUSIP NO. 500634100                     13D                          PAGE 7 of 7
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                                     ANNEX A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

                    Number of Shares      City of London
                    of Common Stock         Fund which          Price Per Share
    Date            Purchased/(Sold)      Purchased/(Sold)           (US$)
    ----          -------------------   -------------------          -----

   6/25/04               4,000               Accounts                 18.55
   6/24/04              96,200               Accounts                 18.39
   6/17/04               2,200                  GFM                   18.19
   6/03/04              13,100               Accounts                 18.16
   6/01/04             (88,200)              Accounts                 19.35
   6/01/04              88,200               Accounts                 19.35
   5/27/04              (4,100)                 EWF                   19.42
   5/07/04              12,100                  GEM                   18.59
   5/06/04              10,000                  GEM                   19.14
   5/05/04              10,000                 FREE                   19.88
   5/03/04                900                   GEM                   19.6
   4/30/04              14,000               Accounts                 19.6
























                               (Page 7 of 7 Pages)